SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Forward -Looking Statements

Any statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals represent the beliefs and assum ptions of the Management of Net Serviços de Comunica ção S.A and are based on information currently available to the Company. Forward -looking statements do not guarantee performance and involve risks, uncertainties and premises, since they refer to future events and therefore depend on circumstances that may or may not occur.

The audience should understand that general economic and industr y conditions, as well as other operating factors, may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such forward -looking statements.

1

Disclaimer regarding presented results

In order to provide a better comparison, al information available in this presentation is consolidated to reflect Net and Vivax as one company for all periods stated.

All figures referring to 3Q05 and 3Q06, as well as the figures in the Income Statement are presented on pro-forma basis.

2

Highlights in Quarter

  Bidirectional network reached 6.1 million HPs on the 3Q07;

  The number of RGU closed the querter at 4,578,000, an increase of 50% compared to 3Q06;

  Digital HPs increased 60%, reaching 6.4 million;

  Broadband reached 1.3 million clients, 71% up year-on-year;

  Pay TV client base reached 2,402,000 subscribers, an increase of 17% compared to 3Q06;

  The NET Fone Via Embratel reached000 , ,subscribers 469 308% up on the 3Q06 and already had a penetration of 36% on the company’s brooadband base.

3

Strategy

  Focus on growth opportunities

  Delivery of quality products to all clients

  Investments on specific projects with attractive return

  Offer a variety of products in order to customer loyalty

4

Operating Highlights

  RGU increased 50% compared to 3Q06;

  Pay TV penetration . p . p raised 3 , 3Q07 x 3Q06;

  Broadband penetration raised 2 p.p., compared to 3Q06.

Revenue Generating Units

Client Base Breakdown

Voice Base 10%
Digital 9%
Broadband Base 28%
Analog Base 53%
Total of 4,578,000 RGUs

5

Operating: Pay TV

Net Additions (in thousand clients)

There was decrease on p ay TV churn and increase on client base, mailnly due to proactive approach to sales. This market segment has a great penetration potential.

Churn	Base Growth (in thousand clients)

6

Market Share: Pay TV

Net’s is the leader on Pay TV market share in all main cities of Brazil.

2Q06

2Q07

Pay TV Market 4 million9 subscribers.

Source: PTS No. 127 dated June 2007 and June 2006

7

Operating: Broadband

Net Additions (in thousand clients)

Broadband client base increase is still strong.

Churn	Base Growth (in thousand clients)

8

Market Share: Broadband

Virtua is still seen as the fastest internet access which has contributed to the expansion in market share.

2Q06	2Q07

Broadband Market 4.7 million subscribers	Broadband Market 6.4 million subscribers

Source: www.teleco.com.br; June 2006 and June 2007	9

NET Fone via Embratel

Base Growth in past few quarters (in thousand subscribers)

10

Gross Revenue and ARPU

Consolidated Gross Revenues (R$ million)

Even with accelerated growth, ARPU has enabled this increase

Consolidated ARPU (R$)

11

EBITDA and EBIT

EBITDA and EBITDA margin (R$ million)

The current level of EBITDA margin is adequate for the growth strategy adopted

EBIT and EBIT margin (R$ million)

12

Costs and Expenses

*Loyalty Marketing, Personnel and Benefits, CAA, ECAD and other	13

CAPEX

Bidirecting and digitalization projects: R$ 34 million	+	Current Capex : R$ 152 million Variable CAPEX: 92%

= 3Q07 Total Capex : R$ 186 million

CAPEX Evolution (R$ million)

14

Debt

Net Debt / EBITDA

     The Company maintains the low leverage and has no pressure to pay term . the principal in the short Recent upgrade from rating agencies:

S&P:	Global: BB/stable
Local: BrAA-/stable
Moody’s:	Global Ba2/stable
Local: Aa3/stable

Amortization Schedule

15

Financial Market

High Liquidity:

NETC4 has weighting of approximately 2% in the Bovespa index

On the quarter, average trading volume was R$ 63 million.

Average daily ADR trading volume rose from US$0.7 MM in 3Q06 to US$8 MM in 3Q07

Enterprise Value (R$ million)

16

Corporate Governance

NET's Corporate Governance best practices have been recognized by investors and the financial community

  Bovespa Level 2 listing, with 100% Tag-Along rights for all shareholders

  Permanent Audit Council with 3 independent members

  Board of Directors with 20% independent members

  SOX Section 404 Certification

  Exemplary Disclosure™ Certification

  Regular meetings with the financial community, respecting the 15-day quiet period before the earnings release

17

APIMEC

APIMEC has been an important partner to NET

  Quarterly presentations in São Paulo and Rio de Janeiro

  Annual presentations in Belo Horizonte, Brasília and Porto Alegre

  Gold Diligence Seal in São Paulo and Rio de Janeiro

  3-Year Diligence Seal in Apimec Sul

  2-Year Diligence Seal in in Apimec DF and Minas Gerais

18

Closing Remarks

  Maintenance of high speed growth strategy;

  Net Combo is a well-known product in the market;

  Broadband market is still favorable;

  Adequate capital structure to support growth;

  Commitment to the financial market by focusing on Corporate Governance.

19

Anex

20

Shareholder Position

Date: June 30th , 2007

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.